Exhibit 8.1

Subsidiaries of Critical Metals Corp.

Legal Name	Jurisdiction of Incorporation
CM Sub Corp. (previously Sizzle Acquisition Corp.)	USA
Critical BTC LLC	USA
Critical Metals Romania	Romania
ECM Lithium AT GmbH	Austria
ECM Lithium AT Operating GmbH	Austria
European Lithium AT (Investments) Limited	British Virgin Islands
Tanbreez Mining Greenland A/S	Greenland